NORTHERN LIGHTS FUND TRUST IV

Sam Singh

Treasurer

Direct Telephone: (631) 470-2707

Fax: (631) 470-2701

E-mail: ssingh@ultimusfundsolutions.com

December 20, 2019

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Long

(202) 551-6983

RE: Northern Lights Fund Trust IV (the “Registrant”)

File Nos. 333-204808; 811-23066 (NLFT IV)

Dear Jeff:

On behalf of the Registrant, this letter responds to the comments you provided to Sam Singh with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response.

NLFT IV- Inspire Global Hope ETF, Inspire 100 ETF

Comment 1:	Comparing the Fund’s Prospectus dated April 1, 2019 to the Semi-Annual dated May 31, 2019 Inspire Global Hope ETF and Inspire 100 ETF changed their benchmark indexes from MSCI All Country World Index and S&P 500 Total Return Index to MSCI All Country World Index Equal Weight - Price Return and S&P 500 Price Return Index. Please explain why the appropriate disclosures in accordance with Instruction 7 to Item 27 (b)(7)(ii) of Form N-1A were not included. Please explain how the Fund’s benchmark is considered an appropriate broad based securities market index for the Fund noted in the Semi-Annual?
Response:

The benchmarks noted above that were amended in the May 31, 2019 Semi-Annual report serve as "secondary" benchmarks to the ETFs. There were no changes to the primary benchmarks. Because a secondary benchmark is not required, we did not interpret the instruction to require an explanation in the event that benchmark were changed or removed entirely.

NLFT IV- Inspire Global Hope ETF

Comment 2:	There was press release noting the Fund exceeded their benchmark comparing to a price return index instead of total return index and release also noted incorrect returns. Press release was corrected and reposted. Why did the original press release go out using a price return index, was there a benchmark change or just the wrong benchmark used in the original press release.
Response:

On October 15, 2019, CWM Advisors, LLC dba Inspire (“Inspire”), the adviser to the Inspire Global Hope ETF, issued a press release entitled Inspire’s Biblical ETF [NYSE: BLES] Exceeds Secular Benchmarks (the “Initial Press Release”). The Initial Press Release reported on the performance of the Inspire Global Hope ETF (hereafter, the “Fund” or “BLES”) relative to the MSCI ACWI Equal Weighted  Index, presenting the index’s performance in terms of price return (“MSCI ACWI Equal Weighted - PR)”). The MSCI ACWI Equal Weighted - PR is a secondary benchmark for the Fund (along with the Fund’s primary benchmark, the Inspire Global Hope Large Cap Equal Weighted Index). The MSCI  ACWI Index is included in the Fund’s prospectus (see post-effective amendment filed on March 26, 2019).  The MSCI ACWI Equaled Weight - PR is included in the Fund’s May 31, 2019 semi-annual report , which specifies the returns convention (i.e. price return).

The MSCI ACWI - PR measures price returns only, and is distinct from the MSCI ACWI Equal Weighted Total Return benchmark (“MSCI ACWI Equal Weighted - TR”), which has the same index composition but measures total returns. The difference between these two MSCI ACWI Equal Weighted indexes was the subject matter of an article issued by ETF.com, an online industry publication, on October 15, 2019 (the “ETF.com Article”), which criticized Inspire for measuring the Fund’s performance against the MSCI ACWI Equal Weighted - PR. The author opined that using the MSCI ACWI Equal Weighted - TR would be a better indicator  of the Fund’s performance relative to an index or other investments. On October 17, 2019, in response to the ETF.com Article, Inspire issued an updated press release using the MSCI ACWI Equal Weighted - TR and acknowledged the mistaken reference to the price return version of the index.

NLFT IV- Inspire Global Hope ETF, Inspire 100 ETF, Inspire Small/Mid Cap Impact ETF, Inspire Corporate Bond Impact ETF

Comment 3:

Comparing the Fund’s Prospectus dated April 1, 2019 to the Annual dated November 30, 2018 looks like benchmarks are different:

Inspire Global Hope ETF:

Annual Report: Inspire Global Hope Large Cap Equal Weight Index

Prospectus: Inspire Global Hope Large Cap

Inspire 100 ETF:

Annual Report: Inspire 100 Market Cap Weight Index

Prospectus: Inspire 100 Index

Inspire Small/Mid Cap Impact ETF:

Annual Report: Inspire Small/Mid Cap Impact Equal Weight Index

Prospectus: Inspire Small/Mid Cap Impact Index

Inspire Corporate Bond Impact ETF:

Annual Report:

Inspire Corporate Bond Impact Equal Weight Index

Prospectus: Inspire Corporate Bond Impact Index

Response:

The Funds’ prospectus dated April 1, 2019 and the Annual Report dated November 30, 2018 refer to the same primary benchmarks. The Funds’ prospectus lists the name of the primary benchmark that was used in the initial registration statement for each respective Fund. The subsequent N-CSR filings reflect the addition of wording to the name of each benchmark reflecting the weighting convention. The disclosure will be revised to reflect the same wording going forward.

NLFT IV- Inspire Global Hope ETF, Inspire 100 ETF, Inspire Small/Mid Cap Impact ETF, Inspire Corporate Bond Impact ETF

Comment 4:	It appears the risk disclosure in the prospectus is shown in alphabetical order, going forward we would expect the risk disclosure be shown by the ones most likely to adversely impact the Net Asset Value.
Response:	Each Fund has revised the order of its principal investment risks to designate certain principal risks by order of importance (including how likely they might adversely impact the Fund's NAV), but believe that the other principal investment risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Funds are able to correctly predict the rank of other risks. We note that the significance of these risks as they compare to other risks vary over time, including very short periods of time, and are influenced by conditions such as the state of the markets that are extremely difficult to predict.

NLFT IV- Inspire Global Hope ETF, Inspire 100 ETF, Inspire Small/Mid Cap Impact ETF, Inspire Corporate Bond Impact ETF

Comment 5:	It appears the Funds website shows current quarter premium/discount information. Should reflect more than one year of information.
Response:	The Funds’ website has been updated to reflect the current quarter and prior year historical premium/discount information.

NLFT IV- Inspire Global Hope ETF, Inspire 100 ETF, Inspire Small/Mid Cap Impact ETF,

Comment 6:	Seems accrued expenses and other liabilities appear to be significant, to extent any are material categories, they should be broken out separately in accordance with S-X 6-04.
Response:	Going forward, any other liabilities that are material will be separately disclosed in the Statement of Assets and Liabilities in future financial statements.

NLFT IV- Inspire Corporate Bond Impact ETF

Comment 7:	Investment Advisory fee payable represented 53% of amount accrued for the year. How often is the payable balance settled.
Response:	Advisory fees are paid on a monthly basis. In this case, the Investment Advisory Fees payable balance represents one month of fees and is inclusive of expense recapture.

NLFT IV - Inspire 100 ETF

Comment 8:

We note tax return of capital distributions in the Notes to Financial Statements. Please confirm that the Fund has complied with the shareholder notice requirements pursuant to Rule 19a-1 regarding its return of capital.

Response:

The distribution was not a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for those funds was made post-fiscal year due to tax adjustments not available at time of distribution.

NLFT IV - Inspire Global Hope ETF, Inspire 100 ETF, Inspire Small/Mid Cap Impact ETF, Inspire Corporate Bond Impact ETF

Comment 9:	Form N-CEN filed on 2/13/2019, Fund’s noted on Item B.12 there was a claim filed under the fidelity bond but amount the noted was zero. Please confirm if correct or typo. Fund’s also noted on B.15 they are not relying on any exemptive orders, please confirm.
Response:

Item B.12 was a typo, answer will be revised to No. Fund’s do rely on exemptive order - #32404. Registrant confirms that the responses will be corrected in the amended Form N-CEN to be filed on behalf of the Registrant.

Please contact me at (631) 470-2707 if you should require any further information.

Sincerely,

/s/ Sam Singh

Treasurer

Northern Lights Fund Trust IV